[FRONT COVER]


                           LOGANSPORT FINANCIAL CORP.





                  [ARTWORK OF LOGANSPORT SAVINGS BANK BRANCH]








                                      1998

                           SHAREHOLDER ANNUAL REPORT

                  [ARTWORK APPEARS ON OUTSIDE MARGIN OF EVERY
                  PAGE OF THE 1998 SHAREHOLDER ANNUAL REPORT]


                                TABLE OF CONTENTS


                                                                           Page

Directors and Officers                                                       2

President's Message to Shareholders                                          3

Selected Consolidated Financial Data                                         4

Management's Discussion and Analysis                                         6

Independent Auditor's Report                                                22

Consolidated Statements of Financial Condition                              23

Consolidated Statements of Earnings                                         24

Consolidated Statements of Comprehensive Income                             25

Consolidated Statements of Changes in Stockholders' Equity                  26

Consolidated Statements of Cash Flows                                       27

Notes to Consolidated Financial Statements                                  29






                        BUSINESS OF LOGANSPORT FINANCIAL

Logansport Financial Corp. (the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June, 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. The Bank is and historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no other business activity than being the holding company for the Bank. The Company is the sole shareholder of the Bank.





                                MISSION STATEMENT


"The Board of Directors, management and staff of Logansport Savings Bank are dedicated to serving the needs of our customers, providing them with the best possible service in an efficient, friendly, caring atmosphere. As a vital part of this community, Logansport Savings Bank seeks to continue partnering with local business and individuals. The customers, employees, and shareholders are an integral part of Logansport Savings Bank and are best served if the Bank remains an independent, locally controlled and operated, profitable financial institution."

                           Logansport Financial Corp.


                             DIRECTORS AND OFFICERS


DIRECTORS

     Norbert E. Adrian (age 69) retired as the General Manager of Rockwell International ("Rockwell") in 1984 after 12 years of service. Rockwell is located in Logansport, Indiana, and manufactures custom automotive parts. Prior to his employment with Rockwell, Mr. Adrian was employed by the accounting firm of Bailey, Cord and Williams.

     Donald G. Pollit (age 71) is the former Business and Promotion Manager of the Logansport Pharos-Tribune and a former President of the Rolling Hills Golf Course in Logansport, Indiana.

     Susanne S. Ridlen (age 59) has served as an adjunct faculty member of Indiana University Kokomo ("IUK") since 1969. Ms. Ridlen also currently serves as a member of the Board of Directors of the Logansport Art Association and the Cass County Children's Home in Logansport, Indiana.

     William Tincher, Jr. (age 59) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     David G. Wihebrink (age 51) has served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. ("Morris") since 1988. Morris is located in Logansport, Indiana, and manufactures lead wire assemblies and wiring harnesses and stampings. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal House retirement home in Logansport, Indiana.

     Thomas G. Williams (age 66) has served as President of Logansport Savings Bank, FSB since 1971.

     Charles J. Evans (age 53) has served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

     Brian J. Morrill (age 41) is the founder and President of Cass County Title Company, Inc. The firm provides title insurance policies and real estate searches for lenders, realtors, attorneys, and the general public. Prior to founding Cass County Title Company, Morrill served for ten years as the Executive Director of the Cass County Family YMCA in Logansport, Indiana. Morrill has served on several community boards and is currently President-elect of the Logansport/Cass County Chamber of Commerce.


LOGANSPORT FINANCIAL CORP.        LOGANSPORT SAVINGS BANK, FSB

Officers                          Officers

THOMAS G. WILLIAMS                THOMAS G. WILLIAMS
President and Chief               President
Executive Officer
                                  CHARLES J. EVANS
CHARLES J. EVANS                  Vice President
Vice President
                                  DIANNE HOFFMAN
DOTTYE ROBESON                    Secretary/Treasurer
Secretary/Treasurer
                                  DOTTYE ROBESON
                                  Chief Financial Officer

Dear Shareholder:


We are extremely pleased to share with you the achievements experienced by Logansport Financial Corp. and its subsidiary, Logansport Savings Bank, during 1998. This was the most profitable year in our history and our total assets also reached a record high, ending the year at just over $96 million. Our growth is an important factor in our success. Total assets for the year ended December 31, 1997 were $86.1 million compared to $96.1 million at December 31, 1998. Total loans increased by $9.4 million during the year and deposits also increased by $9.4 million. Earnings for 1998 were $1,247,000 compared to $1,232,000 in 1997. Basic earnings per share were $1.00 in 1998 compared to $.98 in 1997.

We are proud to report a 1.37% return on average assets and a 7.45% return on average equity. Our excellent earnings performance and an additional repurchase of 5% of our stock combined to improve the value of our stock to shareholders. Since our conversion in 1995 we have repurchased 10% of our stock and each repurchase enhances shareholder value. The Board of Directors also increased the per share quarterly dividend to $.11 per share from $.10 during 1998. We have paid quarterly dividends since our conversion to a stock institution and realize that dividends are important to our shareholders.

We have been working hard for a couple of years to address all the concerns related to the Y2K issue and we will continue to monitor the issue throughout the year. We have upgraded all our computer equipment to be Y2K compliant and it is currently installed and in use. Testing has been performed and additional tests will be performed throughout the year to ensure that all systems perform correctly.

During 1998 we initiated a new commercial loan department and now have on board Mr. Allen Schieber, a local, well-known commercial loan officer. Allen has been named a vice president of the Bank and is doing an excellent job in loan production for the Bank. We expect this division to enhance the earnings of the Bank as well as provide a much needed service to the community. We welcome Allen to the Bank.

We have also named a new member to our Board of Directors, Mr. Brian Morrill. Brian is well known in the community for his past work as director of the Cass County YMCA. He is currently the owner of Cass County Title Company, Inc. He is very active in the community and will be a great asset to the Company. Two of our longtime directors will be retiring from the Board during 1999. Mr. Donald Pollitt was elected to the Board of the Bank in 1961 and Mr. Norbert Adrian was elected in 1979. Both have served for many years and have made valuable contributions to the growth and strength of the Company as it is today. They will be missed.

The expansion of our facility is progressing nicely. It is anticipated that we will be moving into the new portion of the Bank by late February 1999. The entire project, which includes remodeling the old portion of the facility and additional outside work, will probably not be completed until late April. It is going to be a beautiful building and one that we can be extremely proud of. We are adding an additional 7,000 square feet and when completed the facility will total 11,000 square feet. Three drive-up windows and an ATM machine are also being added. This is a much needed improvement that will allow us to better serve our customers. We invite you to visit us when the facility is complete.

Our thanks to you all for your continued support and also to our Directors, Officers and employees for a very successful year.


Sincerely,


/s/ Thomas G. Williams
Thomas G. Williams

                           Logansport Financial Corp.


                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The following tables set forth certain information concerning Logansport Financial's consolidated financial position, results of operations and other data at the dates and for the periods indicated.


                                                                             At December 31,
Statement of Financial Condition Data:              1998           1997           1996            1995           1994
                                                   -------        -------        -------         -------       --------
                                                                               (In thousands)

Total assets                                       $96,085        $86,115        $77,668         $74,647        $59,351
Loans receivable, net                               73,073         63,635         56,802          49,707         44,020
Mortgage-backed securities                           8,129          9,932          6,674           7,468          1,229
Cash and cash equivalents                            4,328          2,269          3,759           3,243          1,645
Investment securities                                5,033          5,750          7,629          11,285         10,009
Certificates of deposit in other financial
  institutions                                          -             100            100             100             -
Deposits                                            70,011         60,595         57,396          52,461         51,202
Borrowings                                           8,375          8,025          3,400           1,000          1,000
Shareholders' equity - net                          16,488         16,542         15,427          20,454          6,833

                                                                            Year ended December 31,
Summary of Operating Results:                       1998           1997           1996            1995           1994
                                                   -------        -------        -------         -------       --------
                                                                    (In thousands, except share data)

Interest income                                     $6,579         $6,101         $5,653          $4,775         $4,031
Interest expense                                     3,476          3,115          2,719           2,468          2,043
                                                   -------        -------        -------         -------       --------
Net interest income                                  3,103          2,986          2,934           2,307          1,988
Provision for loan losses                               63             26             12              20              6
                                                   -------        -------        -------         -------       --------
Net interest income after provision for
  loan losses                                        3,040          2,960          2,922           2,287          1,982
Other income                                           285            170             82             179             79
General, administrative and other expense            1,322          1,170          1,584           1,032            957
                                                   -------        -------        -------         -------       --------
Earnings before income taxes                         2,003          1,960          1,420           1,434          1,104
Income taxes                                           756            728            507             526            370
                                                   -------        -------        -------         -------       --------
Net earnings                                        $1,247         $1,232        $   913         $   908        $   734
                                                    ======        =======        =======         =======       ========

Basic earnings per share                            $ 1.00         $  .98           $.69             N/A (1)        N/A (1)
                                                    ======        =======        =======         =======       ========

Diluted earnings per share                          $  .97         $  .95           $.69             N/A (1)        N/A (1)
                                                    ======        =======        =======         =======       ========

Cash dividends per share
  Regular                                           $  .43         $  .40           $.40         $   .20            N/A (1)
                                                    ======        =======        =======         =======       ========
  Special (2)                                          N/A            N/A          $3.00             N/A            N/A
                                                    ======        =======        =======         =======       ========



Footnotes on following page.

                           Logansport Financial Corp.


           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)



                                                                            Year ended December 31,
Supplemental Data:                                  1998           1997           1996            1995           1994
                                                   -------        -------        -------         -------       --------

Return on assets (3)                                 1.37%           1.50%          1.18%          1.34%           1.27%
Return on equity (4)                                 7.45            7.69           4.76           6.33           10.78
Interest rate spread (5)                             2.70            2.94           2.80           2.77            3.32
Net yield on interest earning assets (6)             3.61            3.86           3.99           3.64            3.67
General, administrative and other
  expense to average assets                          1.45            1.42           2.04           1.53            1.65
Net interest income to general,
  administrative and other expense                 234.72          255.21         185.23         223.55          207.73
Equity-to-assets (7)                                17.16           19.21          19.86          27.40           11.51
Average interest-earning assets to
  average interest-bearing liabilities             122.72          123.36         132.80         122.90          109.64
Non-performing assets to total assets                 .33             .62            .52            .42             .82
Non-performing loans to total loans                   .42             .67            .71            .63             .76
Loan loss allowance to total loans, net               .38             .38            .41            .45             .47
Loan loss allowance to non-performing
  loans                                             90.48           56.84          58.12          71.61           61.13
Dividend payout ratio                               43.00           40.82          57.97(8)        - (1)           - (1)
Net charge-offs to average loans                      .03             .03           *              *               *

*  Less than .01%





(1)  Information prior to 1996 is not meaningful.
(2) Special one-time cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.
(3)  Net earnings divided by average total assets.
(4)  Net earnings divided by average total equity.
(5) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(6)  Net interest income divided by average interest-earning assets.
(7)  Total equity divided by assets.
(8)  Excludes special one-time $3.00 per share cash distribution.

                           Logansport Financial Corp.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank which was completed June 13, 1995. Since the Company only recently began operations, certain of the financial information presented herein prior to June 13, 1995 relates primarily to the Bank, a wholly-owned subsidiary of the Company. All references to the Company at or before June 13, 1995 refer to the Bank only. The Company has no activity other than being the holding company for the Bank.

The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank and all other savings associations are significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, payments on loans, borrowings and income provided from operations. The Bank's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense.

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for loan losses, service charges, operating expenses and income taxes.


Forward-Looking Statements

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 1998, and the results of operations for the year ended December 31, 1998, as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

1. Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

2. Management's opinion as to the financial statement effect of recent accounting pronouncements.

3. Management's opinion as to the effect of the Year 2000 on the Company's information technology system.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Changes in Financial Condition from December 31, 1997 to December 31, 1998

General

The Company's total assets were $96.1 million at December 31, 1998, an increase of $10.0 million, or 11.6%, over the $86.1 million total at December 31, 1997. The increase in assets was funded primarily through growth in deposits of $9.4 million and increases in borrowings of $500,000. The percentage of interest-earning assets to total assets was 96.0% at December 31, 1998 and 1997.

At December 31, 1998, the total of securities was $13.2 million compared to $15.7 million at December 31, 1997, a decrease of $2.5 million, or 16.1%. The primary investments added to the portfolio were asset-backed securities and FHLB callable fixed rate notes. At December 31, 1998, the Company held $571,000 of corporate obligations all of which was debt of domestic corporations rated AA or better by Moody's Investors Service, Inc. The Company had $300,000 of structured FHLB notes in its investment portfolio at December 31, 1998.

Total loans increased by $9.4 million from December 31, 1997 to December 31, 1998, an increase of 14.8%. Most of the increase occurred in the one- to four-family mortgages and consumer loans. One- to four-family mortgage loans increased by $5.8 million, and consumer loans, by $3.1 million. The increase was funded primarily by the increase in deposits and advances.

During 1997, the Company invested $1.5 million in a limited partnership which will construct and manage residential real estate apartments for low and moderate income residents. This investment reflects a 49.5% participation in the partnership. The affordable housing project is expected to generate significant tax credits for the Bank in future years, beginning in 1999. This investment resulted in an increase to total assets of $1.5 million with a corresponding increase in other liabilities. At December 31, 1998, the project was just beginning to rent apartments; therefore, there was no material income or loss to allocate to the Company.

Deposits increased by $9.4 million to $70.0 million at December 31, 1998 from $60.6 million at December 31, 1997. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings increased by $5.5 million while certificates of deposit increased by $3.9 million. Borrowings increased by $500,000 during the year. At December 31, 1998, borrowings consisted of $7.0 million in FHLB advances and at December 31, 1997 borrowings consisted of $6.5 million in FHLB advances.

Shareholders' equity remained steady during 1998. Equity was used to fund regular quarterly dividends and a 5% common stock buy back. Equity was increased by the amortization of the Company's RRP, a recovery of unrealized losses on available for sale securities and net earnings for the year ended December 31, 1998 of $1.2 million.

Comparison  of Results of Operations  for the Years Ended  December 31, 1998 and
1997

Net earnings totaled $1.2 million for the year ended December 31, 1998, a $15,000, or 1.2%, increase over the net earnings reported for 1997. The increase in net earnings resulted primarily from a $117,000 increase in net interest income and a $115,000 increase in other income, which were partially offset by a $37,000 increase in the provision for losses on loans, a $152,000 increase in general, administrative and other expense and a $28,000 increase in the provision for federal income taxes.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997 (continued)

Interest Income

The Company's total interest income was $6.6 million for the year ended December 31, 1998, compared to $6.1 million during 1997, an increase of $478,000, or 7.8%. The increase in average interest earning assets from $78.6 million in 1997 to $86.7 million in 1998 helped contribute to the increase. However, falling loan rates contributed to a 21 basis point decrease in the average yield on interest earning assets to 7.62% in 1998 compared to 7.83% in 1997. Average loan yield, yield on mortgage-backed securities, investment securities and interest-earning deposits all declined during the year.

Interest Expense

Interest expense increased by $361,000, or 11.6%, for the year ended December 31, 1998 compared to 1997. This increase was the result of an increase in the average balance of interest-bearing liabilities by $7.0 million and the increase in the average cost of these liabilities by 3 basis points, from 4.89% during 1997 to 4.92% in 1998. Local competition resulted in pressure to maintain competitive rates, resulting in a continued decline in the interest rate spread.

Net Interest Income

Net interest income increased by $117,000 for 1998 to approximately $3.1 million as compared with $3.0 million in 1997. The net yield on weighted average interest-earning assets declined in 1998 to 3.61% from 3.86% in 1997.

Provision for Losses on Loans

The Company's provision for losses on loans for the year ended December 31, 1998 and 1997 was $63,000 and $26,000, respectively. A larger provision was made in 1998 due to the development of a commercial loan department. This provision and the related increase in the allowance for loan losses were considered adequate based on the degree of delinquencies in the loan portfolio and the Company's loan loss history. There were no recoveries in 1998 and recoveries of $1,100 in 1997, and charge-offs of $23,000 in 1998 and $18,256 in 1997. The Bank also recorded as a charitable donation an $8,000 property held in real estate acquired through foreclosure during 1997 which the Bank donated to Habitat for Humanity of Cass County, Indiana, Inc. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1998 and 1997, the allowance was $285,000 and $245,000, respectively, a ratio of .38% of total loans at each date. Non-performing loans at these dates were $315,000 and $431,000, respectively. The ratio of allowance for loan losses to non-performing loans increased from 56.8% at December 31, 1997 to 90.5% at December 31, 1998. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1998 and 1997 is considered adequate to cover potential losses inherent in the loan portfolio.

Other Income

The Company's other income for the years ended December 31, 1998 and 1997 was $285,000 and $170,000, respectively. The year ended December 31, 1997 included a $24,000 recovery on investments previously written off. During 1997, the Company recorded $50,000 of net losses on sales of securities. Structured notes of $2.0 million were sold at a net loss and the proceeds were reinvested in higher yielding securities, primarily mortgage and other asset-backed securities. During 1998, the Company had net gains of $4,000 on security sales. Service charges on deposit accounts increased by $18,000 in 1998 compared to 1997.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $1.3 million in 1998 compared to $1.2 million in 1997, an increase of $152,000, or 13.0%. Employee compensation and benefits increased by $95,000, or 14.6%, due primarily to a general compensation increase and additional personnel. Data processing fees increased $14,000, or 14.6%, for the year. Various other operating expenses increased by $30,000. The majority of the increase was related to additional operating costs associated with increased account volume, new services and advertising.

Income Tax Expense

Income tax expense for the years ended December 31, 1998 and 1997 was $756,000 and $728,000, respectively. Pretax income increased only slightly in 1998 over 1997. This resulted in a corresponding increase in income tax expense. The effective tax rates amounted to 37.7% and 37.1% for the years ended December 31, 1998 and 1997, respectively.


Comparison  of Results of Operations  for the Years Ended  December 31, 1997 and
1996

Net earnings for the fiscal year ended December 31, 1997 totaled $1.2 million, an increase of $319,000, or 34.9%, from the $913,000 in net earnings recorded in 1996. The increase was primarily attributable to an increase in net interest income of $52,000 and a decrease in general, administrative and other expense of $414,000, including the effects of the $335,000 charge in fiscal 1996 related to the Savings Association Insurance Fund ("SAIF") recapitalization assessment, which was partially offset by an increase of $221,000 in the provision for income taxes.

Interest Income

The Company's total interest income was $6.1 million for the year ended December 31, 1997, compared to $5.7 million during 1996, an increase of $448,000, or 7.9%. The increase in average interest earning assets from $74.9 million in 1996 to $78.6 million in 1997, combined with stable loan rates, contributed to a 21 basis point increase in the average yield on interest earning assets to 7.83% in 1997 compared to 7.62% in 1996. While average loan yield remained constant, yield on mortgage-backed securities, investment securities and interest-earning deposits all improved during the year.

Interest Expense

Interest expense increased by $396,000, or 14.6%, for the year ended December 31, 1997 compared to 1996. This increase was the result of an increase in the average balance of interest-bearing liabilities of $7.3 million, or 13.0%, and the increase in the average cost of these liabilities by 7 basis points, from 4.82% during 1996 to 4.89% in 1997. Local competition resulted in pressure to maintain competitive rates, however, the interest rate spread improved in 1997.

Net Interest Income

Net interest income increased by $52,000 for 1997 to approximately  $3.0 million
as  compared  with  $2.9  million  in  1996.  Net  yield  on  weighted   average
interest-earning assets declined in 1997 to 3.86% from 3.99% in 1996.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended December 31, 1997 and 1996 (continued)

Provision for Losses on Loans

The Company's provision for losses on loans for the year ended December 31, 1997 and 1996 was $26,000 and $12,000, respectively. This provision and the related increase in the allowance for loan losses were considered adequate based on the degree of delinquencies in the loan portfolio and the Company's loan loss history. There were recoveries of $1,100 in 1997 and $1,270 in 1996, and charge-offs of $18,256 in 1997; there were no charge-offs in 1996. The Bank also recorded as a charitable donation an $8,000 property held in real estate acquired through foreclosure during 1997 which the Bank donated to Habitat for Humanity of Cass County, Indiana, Inc. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1997 and 1996, the allowance was $245,000 and $236,000, respectively, a ratio of 0.38% and 0.41% of total loans at each date. Non-performing loans at these dates were $431,000 and $406,000, respectively. The ratio of allowance for loan losses to non-performing loans decreased from 58.1% at December 31, 1996 to 56.8% at December 31, 1997. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1997 and 1996 is considered to be adequate to cover potential losses inherent in the loan portfolio.

Other Income

The Company's other income for the years ended December 31, 1997 and 1996 was $170,000 and $82,000, respectively. The year ended December 31, 1996 included a $17,000 recovery on investments previously written off while 1997 included $24,000 of additional recovery. During 1997, the Company recorded $50,000 of net losses on sales of securities. Structured notes of $2.0 million were sold at a net loss and the proceeds were reinvested in higher yielding securities, primarily mortgage and other asset-backed securities. This strategy resulted in a higher yield in mortgage and other asset-backed securities for the year and a corresponding increase in interest income. Service charges on deposit accounts increased by $21,000 in 1997 compared to 1996.

General, Administrative and Other Expense

General, administrative and other expense totaled $1.2 million in 1997 compared to $1.6 million in 1996, a decrease of $414,000, or 26.1%. Employee compensation and benefits decreased by $12,000, or 1.8%, due primarily to a general increase in deferred loan origination costs year-to-year. Deposit insurance costs decreased by $412,000 due to the absence of the one-time SAIF recapitalization assessment in 1997 and the new FDIC premium rates. Data processing fees increased $5,000, or 5.5%, for the year. Various other operating expenses increased by $8,000. The majority of the increase was related to additional operating costs associated with increased account volume, new services and advertising.

Income Tax Expense

Income tax expense for the years ended December 31, 1997 and 1996 was $728,000 and $507,000, respectively. Pretax income increased significantly in 1997 over 1996, mainly due to the SAIF assessment in 1996. This resulted in a corresponding increase in income tax expense. The effective tax rates amounted to 37.1% and 35.7% for the years ended December 31, 1997 and 1996, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.



                                                                         Year ended December 31,
                                                 1998                            1997                           1996
                                 ----------------------------------  ----------------------------  --------------------------------
                                     Average   Interest                Average  Interest             Average    Interest
                                 outstanding    earned/     Yield/   outstanding earned/   Yield/   outstanding  earned/     Yield/
                                     balance       paid      rate     balance    paid       rate    balance      paid         rate
                                     -------       ----      -----   ----------- ----      ----     -------     -------      ------
                                                                            (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits         $  4,699    $   232       4.93%   $  3,398 $   179       5.27%  $  3,192  $   160        5.01%
  Mortgage- and other asset-
    backed securities (1)              9,327        522       5.60       8,380     559       6.67      7,916      510        6.44
  Other investment securities (1)      4,337        277       6.39       6,715     444       6.61      9,965      587        5.89
  Loans receivable (2)                67,793      5,535       8.16      59,606   4,932       8.27     53,409    4,421        8.28
  Stock in FHLB of Indianapolis          549         44       8.01         466      37       7.94        376       29        7.71
                                    --------    -------               -------- -------              --------  -------
     Total interest-earning assets    86,705      6,610       7.62      78,565   6,151       7.83     74,858    5,707        7.62

Non-interest-earning assets            4,562                             3,650                         2,709
                                     -------                           -------                       -------

     Total assets                    $91,267                           $82,215                       $77,567
                                      ======                            ======                        ======

Interest-bearing liabilities:
  Savings accounts                  $  3,258         98       3.01    $  3,347     101       3.02   $  3,298      100        3.03
  NOW and money market accounts       23,185        930       4.01      20,169     823       4.08     18,751      769        4.10
  Certificates of deposit             37,581      2,069       5.50      35,636   1,940       5.44     32,432    1,744        5.38
  Borrowings                           6,628        379       5.72       4,535     251       5.53      1,889      106        5.61
                                     -------     ------                -------  ------               -------   ------
     Total interest-bearing
          liabilities                 70,652      3,476       4.92      63,687   3,115       4.89     56,370    2,719        4.82
                                                  -----   --------               -----   --------               -----    --------

Other liabilities                      3,862                             2,506                         2,016
                                     -------                           -------                       -------

     Total liabilities                74,514                            66,193                        58,386

Shareholders' equity                  16,753                            16,022                        19,181
                                      ------                            ------                        ------

     Total liabilities and
       shareholders' equity          $91,267                           $82,215                       $77,567
                                      ======                            ======                        ======

Net interest-earning assets          $16,053                           $14,878                       $18,488
                                      ======                            ======                        ======
Net interest income                              $3,134                         $3,036                         $2,988
                                                  =====                          =====                          =====
Interest rate spread (3)                                      2.70%                          2.94%                           2.80%
                                                          ========                           ====                            ====
Net yield on weighted average
  interest-earning assets (4)                                 3.61%                          3.86%                           3.99%
                                                          ========                           ====                            ====
Average interest-earning assets
  to average interest-bearing liabilities                   122.72%                        123.36%                         132.80%
                                                          ========                         ======                          ======
Adjustment of interest on tax-exempt
  securities to a tax-equivalent basis         $     31                       $     50                       $     54


--------------------------
(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2)  Total loans less loans in process.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.



                                                                          Year ended December 31,
                                                         1998 vs. 1997                       1997 vs. 1996
                                                           Increase                             Increase
                                                          (decrease)                           (decrease)
                                                            due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                     ------       ----      -----          ------       ----      -----
                                                                                (In thousands)
Interest-earning assets:
  Interest-earning deposits                           $  65     $  (12)     $  53          $    8      $  11      $  19
  Mortgage-backed securities                             59        (96)       (37)             27         22         49
  Investment securities                                (152)       (15)      (167)           (224)        81       (143)
  Loans receivable                                      670        (67)       603             503          8        511
  Stock in FHLB of Indianapolis                           7         -           7               7          1          8
                                                       ----     ------       ----           -----      -----      -----
     Total interest-earning assets                      649       (190)       459             321        123        444

Interest-bearing liabilities:
  Savings accounts                                       (2)        (1)        (3)              1         -           1
  NOW and money market accounts                         121        (14)       107              58         (4)        54
  Certificates of deposit                               108         21        129             172         24        196
  Borrowings                                            119          9        128             144          1        145
                                                       ----     ------       ----           -----      -----      -----
     Total interest-bearing liabilities                 346         15        361             375         21        396
                                                       ----     ------       ----           -----      -----      -----

Change in net interest income
  (fully taxable equivalent basis)                      303       (205)        98             (54)       102         48

Tax equivalent adjustment                                16          3         19               3          1          4
                                                       ----     ------       ----           -----      -----      -----

Change in net interest income                          $319      $(202)      $117           $ (51)      $103      $  52
                                                        ===       ====        ===            ====        ===       ====


                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table (continued)

The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

The following table sets forth the weighted average effective interest rate earned by the Company on its loan and investment portfolio, the weighted average effective costs of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.



                                                             At December 31,                  Year Ended December 31,
                                                                   1998                  1998         1997         1996

Weighted average interest rate earned on:
  Interest-earning deposits                                       4.43%                 4.93%         5.27%        5.01%
  Mortgage-backed securities                                      5.91                  5.60          6.67         6.44
  Investment securities                                           6.13                  6.39          6.61         5.89
  Loans receivable                                                7.99                  8.16          8.27         8.28
  Stock in FHLB of Indianapolis                                   8.06                  8.01          7.94         7.71
     Total interest-earning assets                                7.55                  7.62          7.83         7.62

Weighted average interest rate cost of:
  Savings accounts                                                2.98                  3.01          3.02         3.03
  NOW and money market accounts                                   3.62                  4.01          4.08         4.10
  Certificates of deposit                                         5.40                  5.50          5.44         5.38
  Borrowings                                                      5.24                  5.72          5.53         5.61
     Total interest-bearing liabilities                           4.68                  4.92          4.89         4.82

Interest rate spread (1)                                          2.87                  2.70          2.94         2.80

Net yield on weighted average
  interest-earning assets (2)                                      N/A                  3.61          3.86         3.99



(1) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 1998, because the computation of net yield is applicable only over a period rather than at a specific date.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management

The Bank, like other savings associations, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

The Office of Thrift Supervision ("OTS") issued a regulation, effective January 1, 1994, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. The Bank does not currently meet either of these requirements, but it does voluntarily file Schedule CMR. Presented below, as of September 30, 1998 (the latest available date) and December 31, 1997, is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points and in accordance with OTS regulations. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities declines due to the rate increases. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.



                               September 30, 1998
Change in
interest rate                          Net Portfolio Value                             NPV as % of PV of Assets
(Basis Points)            $ Amount         $ Change           % Change                  NPV Ratio       Change
--------------            --------         --------           --------                  ---------       ------
                                (In thousands)

      +400                $12,526           $(4,582)           (27)%                    14.33%        (394 bp)
      +300                 14,099            (3,009)           (18)                     15.77         (250 bp)
      +200                 15,429            (1,679)           (10)                     16.93         (134 bp)
      +100                 16,394              (714)            (4)                     17.72          (55 bp)
        -                  17,108                -               -                      18.27            -
      -100                 17,721               613              4                      18.70           43 bp
      -200                 18,527             1,419              8                      19.29          102 bp
      -300                 19,610             2,502             15                      20.09          182 bp
      -400                 20,852             3,744             22                      20.99          272 bp

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)


                                December 31, 1997
Change in
interest rate                          Net Portfolio Value                             NPV as % of PV of Assets
(Basis Points)            $ Amount         $ Change           % Change                  NPV Ratio       Change
--------------            --------         --------           --------                  ---------       ------
                               (In thousands)

      +400                $11,904           $(6,160)           (34)%                    14.85%        (579 bp)
      +300                 13,766            (4,298)           (24)                     16.73         (391 bp)
      +200                 15,512            (2,552)           (14)                     18.40         (224 bp)
      +100                 16,991            (1,073)            (6)                     19.73          (91 bp)
        -                  18,064                -               -                      20.64            -
      -100                 18,830               766              4                      21.25           61 bp
      -200                 19,514             1,450              8                      21.76          112 bp
      -300                 20,468             2,404             13                      22.49          185 bp
      -400                 21,701             3,637             20                      23.43          279 bp

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such a adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.


Liquidity and Capital Resources

The Company's primary sources of funds are deposits, proceeds from principal and interest payments of loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination of mortgage loans and the purchase of investment securities. During the years ended December 31, 1998, 1997 and 1996, the Company originated mortgage loans in the amounts of $16.3 million, $13.5 million and $13.2 million, respectively. The Company originated consumer loans of $10.5 million, $6.2 million and $6.1 million, respectively. The Company purchased loans in the amount of $350,000 in 1998. The Company purchased no loans, excluding commercial paper, in 1997, and purchased loans, excluding commercial paper of $1.0 million in 1996. Loan repayments, excluding commercial paper, totaled $17.6 million, $12.8 million and $11.4 million for 1998, 1997 and 1996, respectively.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

During the years ended December 31, 1998, 1997 and 1996, the Company purchased investment securities in the amounts of $6.1 million, $7.2 million and $8.0 million, respectively. Sales or maturities of such securities held by the Company and payments on mortgage-backed or other asset-backed securities were $8.6 million, $6.1 million and $13.2 million for 1998, 1997 and 1996, respectively.

Deposits grew by $3.2 million from December 31, 1996 to December 31, 1997, and by $9.4 million from December 31, 1997 to December 31, 1998.

Cash and cash equivalents increased by $2.1 million from December 31, 1997 to December 31, 1998.

The Company had outstanding loan commitments including undisbursed loans in process and standby letters of credit totaling $5.8 million and $3.1 million, at December 31, 1998 and 1997, respectively. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1998 and 1997 totaled $22.3 million and $22.5 million, respectively. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of such deposits will remain with the Company.

Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 1998 and 1997, the Company had outstanding FHLB advances of $7.0 million and $6.5 million, respectively.

For each calendar month, the Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to an amount not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions. The OTS recently reduced the level of liquid assets that must be held by a savings association from 5% to 4% of the association's net withdrawable accounts plus short-term borrowings based upon the average daily balance of such liquid assets for each quarter of the association's fiscal year. The OTS may impose monetary penalties upon savings associations that fail to comply with those liquidity requirements. As of December 31, 1998, the Bank had liquid assets of $16.3 million, and a regulatory liquidity ratio of 33.42%.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 1998, the Bank's tangible capital ratio as 16.9%, its leverage ratio was 16.9%, and its risk-based capital to risk-weighted assets ratio was 30.1%. Therefore, at December 31, 1998, the Bank's capital significantly exceeded all of the capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 1998.



                                             OTS Requirement                     The Bank's Capital Level
                                        % of                                % of                        Amount
                                      Assets            Amount            Assets (1)       Amount    of excess
                                                                   (Dollars in thousands)

Tangible capital                         1.5%           $1,436             16.9%          $16,263      $14,827
Core capital (2)                         3.0             2,873             16.9            16,263       13,390
Risk-based capital                       8.0             4,398             30.1            16,548 (3)   12,150



(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that recently adopted by the Comptroller of the Currency for national banks. The new regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. The Bank expects to be in compliance with such new requirements.

(3) The Bank's risk-based capital includes $285,000 of general valuation allowances.

As of December 31, 1998, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.


Impact of Inflation

The audited consolidated financial statements presented elsewhere herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during 1998, as required, without material effect on the Company's consolidated financial position or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Effects of Recent Accounting Pronouncements (continued)

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective January 1, 1998, as required, without material effect on the Company's financial position or results of operations.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which is based on reporting information the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Management adopted SFAS No. 131 effective January 1, 1998, as required, without material effect on the Company's financial position or results of operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

                           Logansport Financial Corp.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effects of Recent Accounting Pronouncements (continued)

The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances, interest rates or the balance of loan servicing rights sold and retained by the Company could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.


Year 2000 Compliance Issues

As with all providers of financial services, the Company's operations are heavily dependent on information technology systems. The Bank is addressing the potential problems associated with the possibility that the computers that control or operate the Bank's information technology systems and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. The Bank is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

Management and the Board of Directors recognize and understand Year 2000 ("Y2K") risks, are active in overseeing corrective efforts, and are ensuring that all necessary resources are available to address the problem. The awareness and assessment phases of the Company's Year 2000 plan have been completed and the testing phase will begin soon. The Company's data processing is performed primarily by a third party servicer. The Company also uses software and hardware which are covered under maintenance agreements with third party vendors. Consequently the Company is dependent on these vendors to conduct its business. The Company has contacted each vendor to request time tables for Year 2000 compliance and the expected costs, if any, to be passed along to the Company. The Company has been informed that its primary service provider is on schedule and testing was conducted in the fourth calendar quarter of 1998.

During 1998 the Company has replaced or upgraded all equipment to be Year 2000 compliant at a cost of less than $40,000. As of December 31, 1998, management has developed an estimate of expenses that are reasonably likely to be incurred by the Bank in connection with this issue; however, the Company does not expect to incur significant expenses to implement the necessary corrective measures, and additional costs related to the Y2K issues are not expected to have a material impact on the Company's 1999 financial statements.

Should the Company's data center become unable to provide the necessary services upon arrival of the Year 2000, the Company will have the capability to account for transactions on a manual basis until the data center returns to normal operations, or the Company will consider the need to contract with an alternate service provider.

In addition to possible expense related to its own systems, the Bank could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in the Bank's primary market area. Because the Bank's loan portfolio is highly diversified with regard to individual borrowers and types of businesses, and the Bank's primary market areas are not significantly dependent upon any one employer or industry, the Bank does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

                     MARKET PRICE OF LOGANSPORT FINANCIAL'S

                COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market, under the symbol "LOGN." As of February 12, 1999, there were 832 shareholders of record of the Company's common stock. The table below presents the high and low trade prices for the common shares of the Company, together with dividends declared per share, for each quarter of the fiscal years ended December 31, 1998, 1997 and 1996. Such price information was obtained from Nasdaq.

                                                                    Per Share
Fiscal Year Ending December  31,            High        Low         dividends

1998

Quarter ending March 31, 1998             $18.125      $16.000        $0.10
Quarter ending June 30, 1998               19.625       16.500         0.11
Quarter ending September 30, 1998          17.250       13.000         0.11
Quarter ending December 31, 1998           16.375       13.375         0.11

1997

Quarter ending March 31, 1997             $15.000      $11.125        $0.10
Quarter ending June 30, 1997               14.000       12.500         0.10
Quarter ending September 30, 1997          16.000       13.250         0.10
Quarter ending December 31, 1997           18.000       15.000         0.10

1996

Quarter ending March 31, 1996             $13.250      $12.375        $0.10
Quarter ending June 30, 1996               13.750       12.375         0.10
Quarter ending September 30, 1996          14.750       12.500         0.10
Quarter ending December 31, 1996           14.750       11.250         3.10 (1)


(1) This includes a $3.00 per share one-time special cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.


TRANSFER AGENT AND REGISTRAR. The Fifth Third Bank of Cincinnati, Ohio ("Fifth Third") is the Company's stock transfer agent and registrar. Fifth Third maintains the Company's shareholder records. To change name, address or ownership of stock, to report lost certificates, or to consolidate accounts, contact:

                                Fifth Third Bank
                           Corporate Trust Operations
                                Mail Drop 1090D2
                               38 Fountain Square
                             Cincinnati, Ohio 45263
                                 (800) 837-2755

GENERAL COUNSEL.                                INDEPENDENT AUDITOR.

Barnes & Thornburg                              Grant Thornton LLP
11 South Meridian Street                        625 Eden Park Drive, Suite 900
Indianapolis, Indiana  46204                    Cincinnati, Ohio  45202

SHAREHOLDER & GENERAL INQUIRIES. The Company is required to file an Annual Report on Form 10-K for its year ended December 31, 1998 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                                 Dottye Robeson
                           Logansport Financial Corp.
                           723 East Broadway, Box 569
                            Logansport, Indiana 46947
                                 (219) 722-3855

OFFICE LOCATION.

723 East Broadway
Logansport, Indiana  46947
(219) 722-3855
Fax - (219) 722-3857
Email - logansavings@cqc.com

                          [GRANT THORNTON LETTERHEAD]


               Report of Independent Certified Public Accountants


Board of Directors
Logansport Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Logansport Financial Corp. as of December 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years ended December 31, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. as of December 31, 1998 and 1997, and the consolidated results of its operations, comprehensive income and its cash flows for each of the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.




/s/ Grant Thornton LLP
Cincinnati, Ohio
February 19, 1999

                           Logansport Financial Corp.


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)


         ASSETS                                                                     1998           1997

Cash and due from banks                                                          $     363      $     589
Interest-bearing deposits in other financial institutions                            3,965          1,680
                                                                                   -------        -------
         Cash and cash equivalents                                                   4,328          2,269

Certificates of deposit in other financial institutions                                 -             100
Investment securities designated as available for sale - at market                   5,033          5,750
Mortgage-backed securities designated as available for sale - at market              8,129          9,932
Loans receivable - net                                                              73,073         63,635
Real estate acquired through foreclosure - net                                          -             106
Office premises and equipment - at depreciated cost                                  1,528            465
Federal Home Loan Bank stock - at cost                                                 568            494
Investment in real estate partnership                                                1,566          1,540
Accrued interest receivable on loans                                                   337            299
Accrued interest receivable on mortgage-backed securities                               66             83
Accrued interest receivable on investments and interest-bearing deposits                62            121
Prepaid expenses and other assets                                                       36             33
Cash surrender value of life insurance                                               1,135          1,085
Deferred income tax asset                                                              195            203
Prepaid income taxes                                                                    29             -
                                                                                   -------        -------

         Total assets                                                              $96,085        $86,115
                                                                                    ======         ======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                           $70,011        $60,595
Advances from the Federal Home Loan Bank                                             7,000          6,500
Notes payable                                                                        1,375          1,525
Accrued interest and other liabilities                                               1,211            861
Accrued income taxes                                                                    -              92
                                                                                   -------        -------
         Total liabilities                                                          79,597         69,573

Commitments                                                                             -              -

Shareholders' equity
  Preferred stock - no par value, 2,000,000 shares authorized; none issued              -              -
  Common stock - no par value, 5,000,000 shares authorized; 1,198,710 and 1,260,920 shares at aggregate value issued and outstanding at
    December 31, 1998 and 1997                                                       6,670          7,566
  Retained earnings - restricted                                                    10,031          9,316
  Less shares acquired by stock benefit plan                                          (368)          (400)
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                         155             60
                                                                                   -------        -------
         Total shareholders' equity                                                 16,488         16,542
                                                                                   -------        -------

         Total liabilities and shareholders' equity                                $96,085        $86,115
                                                                                   =======        =======


The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.


                       CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended December 31,
                        (In thousands, except share data)


                                                                        1998         1997         1996
Interest income
  Loans                                                                $ 5,538      $ 4,932      $ 4,421
  Mortgage-backed securities                                               522          559          510
  Investment securities                                                    243          394          533
  Interest-bearing deposits and other                                      276          216          189
                                                                       -------      -------      -------
         Total interest income                                           6,579        6,101        5,653

Interest expense
  Deposits                                                               3,097        2,864        2,613
  Borrowings                                                               379          251          106
                                                                       -------      -------      -------
         Total interest expense                                          3,476        3,115        2,719
                                                                       -------      -------      -------

         Net interest income                                             3,103        2,986        2,934

Provision for losses on loans                                               63           26           12
                                                                       -------      -------      -------

         Net interest income after provision for losses on loans         3,040        2,960        2,922

Other income
  Service charges on deposit accounts                                      106           88           67
  Gain (loss) on sale of investment and mortgage-backed securities           4          (50)         (47)
  Gain on sale of real estate acquired through foreclosure                   6            1            1
  Other operating                                                          169          131           61
                                                                       -------      -------      -------
         Total other income                                                285          170           82

General, administrative and other expense
  Employee compensation and benefits                                       744          649          661
  Occupancy and equipment                                                   90           78           81
  Federal deposit insurance premiums                                        38           37          449
  Data processing                                                          110           96           91
  Other operating                                                          340          310          302
                                                                       -------      -------      -------
         Total general, administrative and other expense                 1,322        1,170        1,584
                                                                       -------      -------      -------

         Earnings before income taxes                                    2,003        1,960        1,420

Income taxes
  Current                                                                  789          761          580
  Deferred                                                                 (33)         (33)         (73)
                                                                       -------      -------      -------
         Total income taxes                                                756          728          507
                                                                       -------      -------      -------

         NET EARNINGS                                                  $ 1,247      $ 1,232      $   913
                                                                       =======      =======      =======

         EARNINGS PER SHARE
           Basic                                                       $  1.00      $   .98      $   .69
                                                                       =======      =======      =======

           Diluted                                                     $   .97      $   .95      $   .69
                                                                       =======      =======      =======


The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.


                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                         For the year ended December 31,
                                 (In thousands)


                                                        1998         1997        1996

Net earnings                                           $ 1,247      $ 1,232     $   913

Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on securities
    during the period                                       98          186        (196)
  Reclassification adjustment for realized (gains)
    losses included in earnings                             (3)          31          29
                                                       -------      -------     -------

Comprehensive income                                   $ 1,342      $ 1,449     $   746
                                                       =======      =======     =======







The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        For the years ended December 31,
                             1998, 1997 and 1996
                       (In thousands, except share data)


                                                                                                Unrealized
                                                                                  Shares    gains (losses)
                                                                                acquired     on securities
                                                                                by stock     designated as
                                                    Common       Retained        benefit         available
                                                     stock       earnings           plan          for sale        Total

Balance at January 1, 1996                         $12,670         $7,774            $-              $  10      $20,454

Net earnings for the year ended
  December 31, 1996                                     -             913             -                 -           913
Return of capital distribution to
  shareholders                                      (3,930)            -              -                 -        (3,930)
Purchase of shares for stock benefit plan               -              -            (615)               -          (615)
Purchase of shares                                    (799)            -              -                 -          (799)
Unrealized losses on securities
  designated as available for sale, net of
  related tax effects                                   -              -              -               (167)        (167)
Amortization of stock benefit plan                      -              -              93                -            93
Cash dividends of $.40 per share                      (423)           (99)            -                 -          (522)
                                                    ------        -------          -----              ----      -------

Balance at December 31, 1996                         7,518          8,588           (522)             (157)      15,427

Net earnings for the year ended
  December 31, 1997                                     -           1,232             -                 -         1,232
Issuance of shares under stock option plan              48             -              -                 -            48
Unrealized gains on securities designated
  as available for sale, net of related
  tax effects                                           -              -              -                217          217
Amortization of stock benefit plan                      -              -             122                -           122
Cash dividends of $.40 per share                        -            (504)            -                 -          (504)
                                                    ------        -------          -----              ----      -------

Balance at December 31, 1997                         7,566          9,316           (400)               60       16,542

Net earnings for the year ended
  December 31, 1998                                     -           1,247             -                 -         1,247
Purchase of shares for stock benefit plan               -              -             (93)               -           (93)
Purchase of shares                                    (945)            -              -                 -          (945)
Issuance of shares under stock option plan               9             -              -                 -             9
Unrealized gains on securities designated
  as available for sale, net of related
  tax effects                                           -              -              -                 95           95
Amortization of stock benefit plan                      40             -             125                -           165
Cash dividends of $.43 per share                        -            (532)            -                 -          (532)
                                                    ------        -------          -----              ----      -------

Balance at December 31, 1998                        $6,670        $10,031          $(368)             $155      $16,488
                                                    ======        =======          =====              ====      =======



The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended December 31,
                                 (In thousands)

                                                                                     1998          1997          1996
Cash flows from operating activities:
  Net earnings for the year                                                        $  1,247      $  1,232      $    913
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                                        39            37            38
    Amortization of premiums on investments and mortgage-backed securities              200           104            36
    Amortization expense of stock benefit plan                                          165           122            93
    (Gain) loss on sale of investment and mortgage-backed securities                     (4)           50            47
    Provision for losses on loans                                                        63            26            12
    Gain on sale of real estate acquired through foreclosure                             (6)           (1)           (1)
    Increase (decrease) in cash, due to changes in:
      Accrued interest receivable on loans                                              (38)          (33)          (37)
      Accrued interest receivable on mortgage-backed securities                          17           (29)           (2)
      Accrued interest receivable on investments                                         59             6            58
      Prepaid expenses and other assets                                                  (3)            9           425
      Accrued interest and other liabilities                                            350          (530)          617
      Federal income taxes
        Current                                                                        (121)           38           (32)
        Deferred                                                                        (33)          (33)          (73)
                                                                                   --------      --------      --------
         Net cash provided by operating activities                                    1,935           998         2,094

Cash flows provided by (used in) investing activities:
  Decrease in certificates of deposit in other financial institutions                   100            --            --
  Proceeds from sale of investment securities designated as available for sale          806         2,495         3,835
  Purchase of investment securities designated as available for sale                 (3,057)       (2,100)       (2,834)
  Maturities of investment securities designated as available for sale                3,104         1,471         2,877
  Purchase of Federal Home Loan Bank stock                                              (74)         (107)          (38)
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                1,174           421         3,503
  Purchase of mortgage-backed securities designated as available for sale            (3,039)       (5,126)       (5,178)
  Principal repayments on mortgage-backed securities designated as
    available for sale                                                                3,472         1,665         2,971
  Purchase of loans                                                                    (350)           --        (1,046)
  Loan disbursements                                                                (26,775)      (19,769)      (19,286)
  Investment in real estate partnership                                                (176)          (15)           --
  Principal repayments on loans                                                      17,585        12,791        12,252
  Purchases and additions to office premises and equipment                           (1,102)          (26)          (83)
  Proceeds from sale of real estate acquired through foreclosure                        151            14            15
  Increase in cash surrender value of life insurance policy                             (50)          (45)          (35)
                                                                                   --------      --------      --------
         Net cash used in investing activities                                       (8,231)       (8,331)       (3,047)
                                                                                   --------      --------      --------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                                (6,296)       (7,333)         (953)
                                                                                   --------      --------      --------


                           Logansport Financial Corp.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended December 31,
                                 (In thousands)


                                                                                       1998          1997          1996
         Net cash used in operating and investing activities
           (subtotal brought forward)                                                $ (6,296)     $ (7,333)     $   (953)

Cash provided by (used in) financing activities:
  Net increase in deposit accounts                                                      9,416         3,199         4,935
  Proceeds from Federal Home Loan Bank advances                                         8,000        10,500         4,600
  Proceeds from note payable                                                               --           100         1,400
  Repayment of Federal Home Loan Bank advances                                         (7,500)       (6,000)       (5,000)
  Repayment of note payable                                                                --        (1,500)           --
  Proceeds from the exercise of stock options                                               9            48            --
  Return of capital distribution                                                           --            --        (3,930)
  Purchase of shares for stock benefit plan                                               (93)           --          (615)
  Dividends on common stock                                                              (532)         (504)         (522)
  Purchase of shares                                                                     (945)           --          (799)
                                                                                     --------      --------      --------
         Net cash provided by financing activities                                      8,355         5,843         1,469
                                                                                     --------      --------      --------

Net increase (decrease) in cash and cash equivalents                                    2,059        (1,490)          516

Cash and cash equivalents at beginning of year                                          2,269         3,759         3,243
                                                                                     --------      --------      --------

Cash and cash equivalents at end of year                                             $  4,328      $  2,269      $  3,759
                                                                                     ========      ========      ========


Supplemental disclosure of cash flow information: Cash paid during the year for:
    Income taxes                                                                     $    689      $    680      $    629
                                                                                     ========      ========      ========

    Interest on deposits and borrowings                                              $  3,465      $  3,129      $  2,699
                                                                                     ========      ========      ========

Supplemental disclosure of noncash investing and financing activities:
  Foreclosed mortgage loans transferred to real estate acquired
    through foreclosure                                                              $     40      $    136      $     18
                                                                                     ========      ========      ========

  Investment in real estate partnership via financing from notes payable             $     --      $  1,525      $     --
                                                                                     ========      ========      ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                             $     95      $    217      $   (167)
                                                                                     ========      ========      ========



The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    Logansport Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the common stock of Logansport Savings Bank, FSB (the "Savings Bank"). The Savings Bank conducts a general banking business in north-central Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation

    The  consolidated   financial   statements   include  the  accounts  of  the
    Corporation   and  its   subsidiary,   the  Savings  Bank.  All  significant
    intercompany balances and transactions have been eliminated.

    2. Investment and Mortgage-backed Securities

    The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or shareholders' equity, respectively.

    At December 31, 1998 and 1997, the Corporation's shareholders' equity accounts reflected a net unrealized gain on available for sale securities of $155,000 and $60,000, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable

    Loans receivable are stated at the principal amount outstanding, adjusted for the allowance for loan losses. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    4.  Loan Origination Fees

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Losses on Loans

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.  Allowance for Losses on Loans (continued)

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At December 31, 1998 and 1997, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

    6.  Real Estate Acquired Through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    7.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to twenty years for building improvements, five to fifteen years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

    8.  Investment in Real Estate Partnership

    During  1997,  the  Corporation  invested  $1.5  million  in a  real  estate partnership which will construct and manage residential real estate apartments for low and moderate income residents. The investment reflects a 49.5% participation in the partnership. This affordable housing project is expected to generate significant tax credits for the Savings Bank in future years.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    9.  Income Taxes

    The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    Deferral of income taxes results primarily from the different methods of accounting for certain retirement plans, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    10.  Benefit Plans

    Employees of the Savings Bank are covered by the Pentegra Group, previously the Financial Institutions Retirement Fund (the "Fund"), which is a defined benefit pension plan to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

    The Fund had previously advised the Savings Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions". In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. During 1993, the Savings Bank acquired additional benefits for all qualified employees covered by the Fund which were paid for by reducing the overfunded amount. Due to a continuation of the funds overfunded status, no contributions were made to the pension plan during the years ended December 31, 1998, 1997 and 1996. The provision for pension expense was computed by the Fund's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Fund assets.

    The Savings Bank has purchased life insurance policies on certain officers and directors. The insurance policies had an approximate cash surrender value of $1.1 million at December 31, 1998 and 1997. The Savings Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the policies. The benefit arrangement for one individual requires that the individual provide consulting services to the Savings Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. Expense related to the above described plans totaled $81,000, $99,000 and $87,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10.  Benefit Plans (continued)

    The Savings Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") in 1995, for eligible employees of the Savings Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Corporation's common stock. No contributions were made to the ESOP during the years ended December 31, 1998, 1997 or 1996.

    In April 1996, the Corporation's shareholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust ("RRP"). The RRP may acquire up to 52,900 shares of the Corporation's common stock, an amount equal to 4.0% of the number of shares issued in the Conversion, for awards to management. Shares awarded to management under the RRP vest at a rate of 20% at the end of each full twelve months of service with the Savings Bank after the date of grant. During 1996, the Savings Bank contributed $615,000 to the RRP for the purchase of 46,675 shares of the Corporation's common stock awarded to management and recorded the amount as unearned compensation. During 1998, the Savings Bank contributed $93,000 for the purchase of the 6,225 remaining allowable shares. Amortization expense under the RRP totaled $125,000, $123,000 and $92,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    11.  Earnings Per Share and Cash Distributions Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the year. Weighted-average common shares outstanding totaled 1,243,972, 1,259,162 and 1,316,372 for the years ended December 31, 1998, 1997 and 1996, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share, which gives effect to 43,879, 32,384 and 8,600 incremental shares from assumed exercise of stock options, totaled 1,287,851, 1,291,546 and 1,324,972 for the years ended December 31, 1998,
    1997 and 1996, respectively.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

    13.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 1998 and 1997:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Certificates of deposit: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 1998 and 1997. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

                  Notes Payable: The fair value of notes payable is deemed to approximate the carrying value.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 1998 and 1997, the difference between the fair value and notional amount of loan commitments was not material.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    13.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:


                                                      1998                    1997
                                             Carrying       Fair     Carrying       Fair
                                                value      value        value      value
                                                              (In thousands)
        Financial assets
      Cash and cash equivalents                $ 4,328     $ 4,328     $ 2,269     $ 2,269
      Certificates of deposit                       --          --         100         100
      Investment securities                      5,033       5,033       5,750       5,750
      Mortgage-backed securities                 8,129       8,129       9,932       9,932
      Loans receivable                          73,073      74,668      63,635      66,286
      Federal Home Loan Bank stock                 568         568         494         494
                                               -------     -------     -------     -------

                                               $91,131     $92,726     $82,180     $84,831
                                               =======     =======     =======     =======

    Financial liabilities
      Deposits                                 $70,011     $70,406     $60,595     $60,554
      Advances from Federal Home Loan Bank       7,000       6,999       6,500       6,499
      Notes payable                              1,375       1,375       1,525       1,525
                                               -------     -------     -------     -------

                                               $78,386     $78,780     $68,620     $68,578
                                               =======     =======     =======     =======

    14. Advertising

    Advertising costs are expensed when incurred.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities designated as available for sale at December 31, 1998 and 1997, are as follows:

                                                                          1998
                                                                Gross               Gross      Estimated
                                             Amortized     unrealized          unrealized           fair
                                                  cost          gains              losses          value
                                                                      (In thousands)

    U.S. Government agency obligations          $2,845         $    3               $  23         $2,825
    State and municipal obligations              1,323             70                  -           1,393
    FHLMC stock                                      4            240                  -             244
    Corporate debt obligations                     561             10                  -             571
                                                ------           ----                  --         ------

         Total investment securities            $4,733           $323               $  23         $5,033
                                                 =====            ===                ====          =====


                                                                          1997
                                                                Gross               Gross      Estimated
                                             Amortized     unrealized          unrealized           fair
                                                  cost          gains              losses          value
                                                                      (In thousands)

    U.S. Government agency obligations          $3,598         $    6                $153         $3,451
    State and municipal obligations              1,780             67                  -           1,847
    FHLMC stock                                      6            237                  -             243
    Corporate debt obligations                     200              9                  -             209
                                                ------          -----                  --         ------

         Total investment securities            $5,584           $319                $153         $5,750
                                                 =====            ===                 ===          =====


                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities by term to maturity at December 31, 1998, are shown below.


                                                                   Estimated
                                                 Amortized              fair
                                                      cost             value
                                                           (In thousands)

    Due in one year or less                       $     25          $     25
    Due after one year through five years              975               969
    Due after five through ten years                 3,419             3,482
    Due after ten years                                310               313
                                                    ------            ------
                                                     4,729             4,789
    FHLMC stock                                          4               244
                                                    ------            ------

                                                    $4,733            $5,033
                                                     =====             =====

    Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 1998, totaled $3.7 million, resulting in gross realized gains of $96,000 and gross realized losses of $92,000.

    Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 1997, totaled $3.7 million, resulting in gross realized gains of $2,000 and gross realized losses of $54,000.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 1998 and 1997 are presented below.

                                                                                         1998
                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
                                                                                    (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates               $   994            $    1           $    4           $   991
    Government National Mortgage
      Association participation certificates                 3,701                 1               60             3,642
    Federal National Mortgage
      Association participation certificates                 1,584                 7               10             1,581
    Federal Housing Authority participation
      certificates                                             874                10               -                884
    Small Business Administration
      participation certificates                             1,040                 1               10             1,031
                                                             -----             -----             ----             -----

         Total mortgage-backed securities                   $8,193             $  20            $  84            $8,129
                                                             =====              ====             ====             =====

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)


                                                                                         1997
                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
                                                                                    (In thousands)

    Federal Home Loan Mortgage
  Corporation participation certificates                   $  949           $    1           $   14             $  936
Government National Mortgage
  Association participation certificates                    3,880                5               51              3,834
Federal National Mortgage
  Association participation certificates                    2,849                6               16              2,839
Federal Housing Authority participation
  certificates                                                884                6               --                890
Small Business Administration
  participation certificates                                1,298                1                5              1,294
Other                                                         138                1               --                139
                                                           ------           ------           ------             ------

         Total mortgage-backed securities                  $9,998           $   20           $   86             $9,932
                                                           ======           ======           ======             ======


    The amortized cost and estimated fair value of mortgage-backed securities at December 31, 1998 and 1997, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


                                                                     1998                              1997
                                                                           Estimated                          Estimated
                                                         Amortized              fair           Amortized           fair
                                                              cost             value             cost             value
                                                                                    (In thousands)

      Due within one year                                   $2,337            $2,309           $1,927            $1,915
      Due after one year to three years                      1,859             1,838            2,285             2,266
      Due after three years to five years                      864               861            1,349             1,337
      Due after five years to ten years                        875               868            1,825             1,806
      Due after ten years                                    2,258             2,253            2,612             2,608
                                                             -----             -----            -----             -----

         Total mortgage-backed securities                   $8,193            $8,129           $9,998            $9,932
                                                             =====             =====            =====             =====

    Proceeds from sales of mortgage-backed securities during the year ended December 31, 1998, totaled $1.2 million, resulting in gross realized gains of $3,000 and gross realized losses of $3,000.

    Proceeds from sales of mortgage-backed securities during the year ended December 31, 1997, totaled $421,000, resulting in gross realized gains of $2,000 and no gross realized losses.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 is as follows:

                                               1998        1997
                                                (In thousands)
Residential real estate
  One- to four-family residential             $52,205     $46,419
  Multi-family residential                      1,584       1,844
  Construction                                  3,492       1,333
Nonresidential real estate and land             3,492       3,072
Consumer and other                             14,500      11,379
                                              -------     -------
                                               75,273      64,047

Less:
  Undisbursed portion of loans in process       1,915         167
  Allowance for loan losses                       285         245
                                              -------     -------

                                              $73,073     $63,635
                                              =======     =======

    The Savings  Bank's  lending  efforts have  historically  focused on one- to four-family residential and multi-family residential real estate loans, which comprised approximately $55.4 million, or 76%, of the total loan portfolio at December 31, 1998, and $49.4 million, or 78% of the total portfolio at December 31, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north-central Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. Related party loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Loans to officers and directors totaled approximately $721,000 and $431,000, at December 31, 1998 and 1997, respectively.

                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                                   1998       1997       1996
                                                        (In thousands)

    Beginning balance                             $ 245      $ 236      $ 223
    Provision for loan losses                        63         26         12
    Recoveries (charge-offs) of loans - net         (23)       (17)         1
                                                  -----      -----      -----

    Ending balance                                $ 285      $ 245      $ 236
                                                  =====      =====      =====

    At December 31, 1998, the Savings Bank's allowance for loan losses was comprised entirely of a general loan loss allowance which is includible as a component of regulatory risk-based capital.

    At December 31, 1998, 1997 and 1996, the Savings Bank had loans of $315,000, $431,000 and $406,000, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $26,000, $24,000 and $22,000 for the years ended December 31, 1998, 1997 and 1996, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at December 31:

                                                           1998           1997
                                                              (In thousands)

    Land                                                $   203           $203
    Buildings and improvements                            1,459            460
    Furniture and equipment                                 367            264
                                                         ------            ---
                                                          2,029            927
    Less accumulated depreciation and amortization         (501)          (462)
                                                         ------            ---

                                                         $1,528           $465
                                                          =====            ===

    The Corporation commenced an expansion of its main office facility in 1998. As of December 31, 1998, the Corporation had outstanding commitments of approximately $352,000 for such expansion and renovation which is expected to be completed during 1999.

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:


    Deposit type and weighted average
    interest rate                                                    1998             1997
                                                                          (In thousands)
    NOW accounts
      December 31, 1998 - 2.04%                                   $ 5,156
      December 31, 1997 - 1.99%                                                   $  4,196
    Passbook and club accounts
      December 31, 1998 - 2.98%                                     3,171
      December 31, 1997 - 3.00%                                                      3,070
    Money market deposit accounts
      December 31, 1998 - 4.02%                                    20,515
      December 31, 1997 - 4.61%                                                     16,736
    Non-interest bearing accounts                                   1,492              862
                                                                  -------         --------

        Total demand, transaction and passbook deposits            30,334           24,864

    Certificates of deposit
     Original maturities of:
        Less than 12 months
          December 31, 1998 - 4.69%                                 4,818
          December 31, 1997 - 5.01%                                                  3,903
        12 months to 18 months
          December 31, 1998 - 5.33%                                 7,803
          December 31, 1997 - 5.42%                                                  6,770
        24 months to 30 months
          December 31, 1998 - 5.62%                                18,702
          December 31, 1997 - 5.65%                                                 16,812
        More than 30 months
          December 31, 1998 - 5.65%                                 3,619
          December 31, 1997 - 5.53%                                                  3,552
      Individual retirement accounts
        December 31, 1998 - 5.11%                                   4,735
        December 31, 1997 - 5.63%                                                    4,694
                                                                  -------          -------

      Total certificates of deposit                                39,677           35,731
                                                                   ------           ------

      Total deposits                                              $70,011          $60,595
                                                                   ======           ======

    At December 31, 1998 and 1997, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $3.5 million and $3.8 million, respectively.

                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996



NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended December 31 is summarized as follows:


                                                           1998            1997           1996
                                                                     (In thousands)

    Passbook and money market deposit accounts          $   923         $   837        $   763
    NOW accounts                                            105              87            106
    Certificates of deposit                               2,069           1,940          1,744
                                                          -----           -----          -----

                                                         $3,097          $2,864         $2,613
                                                          =====           =====          =====

    Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                         1998              1997
                                                (In thousands)

    Less than one year                  $22,342           $22,523
    One to three years                   15,368            11,989
    Over three years                      1,967             1,219
                                        -------           -------

                                        $39,677           $35,731
                                         ======            ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 1998 by a blanket pledge of residential mortgage loans totaling $50.2 million, and the Savings Bank's investment in certain U.S. Government agency securities and mortgage-backed securities totaling $11.0 million, are summarized as follows:


                                                 Maturing year                           December 31,
    Interest rate                                ending December 31,             1998                1997
                                                                                        (In thousands)

    5.70% - 5.89%                                     1998                     $   -               $4,000
    5.19% - 6.09%                                     1999                      5,000                  -
    4.87% - 6.09%                                     2000                      2,000               2,500
                                                                                -----               -----

                                                                               $7,000              $6,500
                                                                                =====               =====

    Weighted-average interest rate                                               5.24%               5.79%
                                                                                 ====                ====



                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996


NOTE H - NOTES PAYABLE

    At December 31, 1998 and 1997, notes payable consists of construction borrowings secured by the Savings Bank's investment in a real estate partnership. The Savings Bank pays only interest until completion of the project at which time repayment terms will convert to a ten year amortization. The interest rate on the variable rate borrowing was 3.02% and 4.35% at December 31, 1998 and 1997, respectively.


NOTE I - INCOME TAXES

    The provision for income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:


                                                             1998            1997          1996
                                                                       (In thousands)

    Federal income taxes computed at the statutory rate      $681            $666          $483
    Increase (decrease) in taxes resulting from:
      Tax exempt interest                                     (23)            (34)          (37)
      Increase in cash surrender value of life insurance      (17)            (15)          (12)
      State income taxes                                      116             112            79
      Other                                                    (1)             (1)           (6)
                                                             ----           -----         -----

    Income tax provision per consolidated
      financial statements                                   $756            $728          $507
                                                              ===             ===           ===


                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996


NOTE I - INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax asset at December 31 is as follows:



    Taxes (payable) refundable on temporary                                 1998           1997
    differences at statutory rate:                                             (In thousands)

    Deferred tax assets:
      Other than temporary declines in investment securities               $  23          $  23
      Retirement expense                                                     134            132
      General loan loss allowance                                            115            104
      Stock benefit plan expense                                              91             83
      Other                                                                   10              7
                                                                            ----          -----
         Total deferred tax assets                                           373            349

    Deferred tax liabilities:
      State income taxes                                                     (27)           (23)
      Percentage of earnings bad debt deduction                              (61)           (74)
      Unrealized gains on securities designated as available for sale        (81)           (40)
      Book vs. tax depreciation                                               (9)            (9)
                                                                           -----          -----
         Total deferred tax liabilities                                     (178)          (146)
                                                                             ---            ---

         Net deferred tax asset                                             $195           $203
                                                                             ===            ===


    The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.7 million as of December 31, 1998. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $500,000 at December 31, 1998. See Note L for additional information regarding future percentage of earnings bad debt deductions.


NOTE J - COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996


NOTE J - COMMITMENTS (continued)

    At December 31, 1998, the Savings Bank had outstanding commitments of approximately $1.2 million to originate loans. Additionally, the Savings Bank had unused lines of credit totaling $1.6 million at December 31, 1998. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1998, and will be funded from normal cash flow from operations. Finally, the Savings Bank had a commitment under a standby letter of credit totaling $1.0 million at December 31, 1998. Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party.


NOTE K - REGULATORY CAPITAL

    The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Savings Bank's present excess regulatory capital position as a result of this proposed change to the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    As of December 31, 1998 and 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.


    1998:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $16,263    17.0%           *$1,436     *1.5%           *$4,787      * 5.0%

    Core capital                        $16,263    17.0%           *$2,873     *3.0%           *$5,745      * 6.0%

    Risk-based capital                  $16,548    30.1%           *$4,398     *8.0%           *$5,498      *10.0%

* Greater than or equal to

                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)


    1997:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $16,412    19.1%           *$1,289     *1.5%           *$4,297       *  5.0%

    Core capital                        $16,412    19.1%           *$2,578     *3.0%           *$5,156       *  6.0%

    Risk-based capital                  $16,657    35.2%           *$3,781     *8.0%           *$4,726       * 10.0%

* Greater than or equal to

    The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the primary market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

    Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS recently amended its capital distribution regulation in a final rule which takes effect on April 1, 1999. Because the Savings Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the association is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years. A savings association must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the association would not be at least adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the OTS or the FDIC.


NOTE L - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Savings Bank and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the SAIF. The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund had been used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    On September 30, 1996, the President enacted legislation to recapitalize the SAIF which provided for a special assessment of $.657 per $100 of deposits held at March 31, 1995. The Savings Bank had $50.9 million in SAIF deposits at March 31, 1995, resulting in an assessment of approximately $335,000, or $221,000 after-tax, which was recorded as a charge in 1996.

                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996


NOTE L - LEGISLATIVE DEVELOPMENTS (continued)

    Congress is considering legislation to eliminate the federal savings and loan charter and the separate federal regulation of savings and loan associations. Pursuant to such legislation, Congress may eliminate the OTS, and the Savings Bank may be regulated under federal law as a bank holding company. Such change in regulation would likely change the range of activities in which the Savings Bank may engage and would probably subject the Savings Bank to more regulation by the FDIC. In addition, the Corporation might become subject to a different form of holding company regulation, which may limit the activities in which the Corporation may engage, and subject the Corporation to other additional regulatory requirements, including separate capital requirements. At this time, the Corporation cannot predict when or whether Congress may actually pass legislation regarding the Corporation's or the Savings Bank's regulatory requirements. Although such legislation may change the activities in which either the Corporation and the Savings Bank may engage, it is not anticipated that the current activities of both the Corporation and the Savings Bank will be materially affected by those activity limits.

    Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $220,000, representing its post-1987 percentage of earnings bad debt deduction. The Savings Bank has provided deferred taxes for this amount and is permitted by such legislation to recapture such income over a six year period commencing in 1998.


NOTE M - STOCK OPTION PLAN

    During 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 132,250 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant. In April 1996, the Corporation granted options to purchase 108,691 shares at an exercise price of $12.50 per share. As a result of the return of capital distribution of $3.00 per share during fiscal 1996, the number of shares awarded and exercise price were adjusted to ensure equivalent economic consequences to option holders following the distribution.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                           Logansport Financial Corp.

                        December 31, 1998, 1997 and 1996


NOTE M - STOCK OPTION PLAN (continued)


                                                                                  1998          1997         1996

    Net earnings (In thousands)                    As reported                   $ 1,247     $   1,232     $    913
                                                                                 =======     =========     ========

                                                   Pro-forma                     $ 1,246     $   1,232     $    883
                                                                                 =======     =========     ========

    Basic earnings per share                       As reported                   $  1.00     $     .98     $    .69
                                                                                 =======     =========     ========

                                                   Pro-forma                     $  1.00     $     .98     $    .67
                                                                                 =======     =========     ========

    Diluted earnings per share                     As reported                   $   .97     $     .95     $    .69
                                                                                 =======     =========     ========

                                                   Pro-forma                     $   .97     $     .95     $    .67
                                                                                 =======     =========     ========


    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998 and 1996; dividend yield of 3.14% and 3.67% and expected volatility of 11.5%; risk-free interest rate of 6.5% and expected lives of seven years.

    A summary of the status of the Corporation's stock option plan as of December 31, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:


                                                1998                        1997                         1996
                                                      Weighted-                  Weighted-                    Weighted-
                                                        average                    average                      average
                                                       exercise                   exercise                     exercise
                                            Shares        price        Shares        price          Shares        price

    Outstanding at beginning of year       124,795      $10.53        129,340       $10.53              -       $     -
    Granted                                  2,500      $13.75             -        $    -         108,691      $12.50
    Adjustment for return of capital
     distribution                               -       $    -             -        $    -          20,649      $ (1.97)
    Exercised                                  880      $10.53          4,545       $10.53              -       $    -
    Forfeited                                   -       $    -             -        $    -              -       $    -
                                           -------       ---------  ---------        ---------   ---------       -----

    Outstanding at end of year             126,415      $10.59        124,795       $10.53         129,340      $10.53
                                           =======       =====        =======        =====         =======       =====

    Options exercisable at year-end         46,311      $10.53         21,323       $10.53              -       $    -
                                            ======       =====       ========        =====       =========       =====
    Weighted-average fair value of
      options granted during the year                    $2.77                         N/A                      $ 1.81
                                                         =====                       =====                      ======


    The following information applies to options outstanding at December 31, 1998:


    Number outstanding                                         126,415
    Range of exercise prices                           $10.53 - $13.75
    Weighted-average exercise price                             $10.59
    Weighted-average remaining contractual life             7.33 years

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE N - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of Logansport Financial Corp. as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years ended December 31, 1998, 1997 and 1996.

                           Logansport Financial Corp.
                        STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)

ASSETS                                                 1998          1997

Cash and cash equivalents                            $    152      $    160
Investment in subsidiary                               16,418        16,471
Prepaid expenses and other                                  5             5
                                                     --------      --------

      Total assets                                   $ 16,575      $ 16,636
                                                     ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued expenses and other liabilities               $     87      $     94

Shareholders' equity
  Common stock                                          6,670         7,566
  Retained earnings                                    10,031         9,316
  Shares acquired by stock benefit plan                  (368)         (400)
  Unrealized gains on securities designated
    as available for sale, net                            155            60
                                                     --------      --------
      Total shareholders' equity                       16,488        16,542
                                                     --------      --------

      Total liabilities and shareholders' equity     $ 16,575      $ 16,636
                                                     ========      ========

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE  N  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)


                           Logansport Financial Corp.
                             STATEMENTS OF EARNINGS
                             Year ended December 31,
                                 (In thousands)


                                                 1998         1997         1996
Revenue
  Interest income                               $    13      $    12      $   174
  Equity in earnings of subsidiary                1,279        1,270          869
                                                -------      -------      -------
                                                  1,292        1,282        1,043

Interest expense                                     --            5           --

General and administrative expenses                  66           70          100
                                                -------      -------      -------

     Earnings before income taxes (credits)       1,226        1,207          943

Income taxes (credits)                              (21)         (25)          30
                                                -------      -------      -------

     NET EARNINGS                               $ 1,247      $ 1,232      $   913
                                                =======      =======      =======

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE  N  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)


                           Logansport Financial Corp.
                            STATEMENTS OF CASH FLOWS
                             Year ended December 31,
                                 (In thousands)



                                                                 1998         1997         1996
Cash flows provided by (used in) operating activities:
  Net earnings for the year                                    $ 1,247      $ 1,232      $   913
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    (Undistributed earnings of ) excess distributions from
      consolidated subsidiary                                      221          730         (869)
    Decreases in cash due to changes in:
      Other liabilities                                             (7)         (34)          --
      Other                                                         (1)          (1)          (4)
                                                               -------      -------      -------
     Net cash provided by operating activities                   1,460        1,927           40

Cash flows provided by (used in) investing activities:
  Purchase of securities available for sale                         --           --       (1,638)
  Maturities of investment securities available for sale            --           --        2,245
  Proceeds from sale of securities designated as available
    for sale                                                        --           --        1,824
  Loan repayments                                                   --           --          878
                                                               -------      -------      -------
     Net cash provided by (used in) investment activities           --           --        3,309

Cash flows provided by (used in) financing activities:
  Proceeds from issuance of common stock                             9           48           --
  Proceeds from note payable                                        --          100        1,400
  Return of capital distribution                                    --           --       (3,930)
  Repayment of note payable                                         --       (1,500)          --
  Dividends on common stock                                       (532)        (504)        (522)
  Purchase of shares                                              (945)          --         (799)
                                                               -------      -------      -------
     Net cash used in financing activities                      (1,468)      (1,856)      (3,851)
                                                               -------      -------      -------

Net increase (decrease) in cash and cash equivalents                (8)          71         (502)

Cash and cash equivalents at beginning of year                     160           89          591
                                                               -------      -------      -------

Cash and cash equivalents at end of year                       $   152      $   160      $    89
                                                               =======      =======      =======

                           Logansport Financial Corp.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 1998, 1997 and 1996


NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following table summarizes the Corporation's quarterly results for the years ended December 31, 1998 and 1997. Certain amounts, as previously reported, have been reclassified to conform to the 1998 presentation.

                                                              Three Months Ended
                                                March 31,    June 30,    September 30,  December 31,
    1998:                                           (In thousands, except per share data)
Total interest income                            $1,588        $1,639        $1,664        $1,688
Total interest expense                              826           857           894           899
                                                 ------        ------        ------        ------

Net interest income                                 762           782           770           789
Provision for losses on loans                         9             9            13            32
Other income                                         52            70            60           103
General, administrative and other expense           317           320           320           365
                                                 ------        ------        ------        ------

Earnings before income taxes                        488           523           497           495
Income taxes                                        184           198           189           185
                                                 ------        ------        ------        ------

Net earnings                                     $  304        $  325        $  308        $  310
                                                 ======        ======        ======        ======

Earnings per share:
  Basic                                          $  .24        $  .26        $  .24        $  .26
                                                 ======        ======        ======        ======

  Diluted                                        $  .23        $  .25        $  .24        $  .25
                                                 ======        ======        ======        ======


                                                              Three Months Ended
                                                March 31,    June 30,    September 30,  December 31,
    1997:                                           (In thousands, except per share data)

Total interest income                            $1,452        $1,504        $1,570        $1,620
Total interest expense                              729           761           804           821
                                                 ------        ------        ------        ------

Net interest income                                 723           743           766           799
Provision for losses on loans                         3             5             9             9
Other income                                          4            41            19            38
General, administrative and other expense           282           286           292           287
                                                 ------        ------        ------        ------

Earnings before income taxes                        442           493           484           541
Income taxes                                        159           179           176           214
                                                 ------        ------        ------        ------

Net earnings                                     $  283        $  314        $  308        $  327
                                                 ======        ======        ======        ======

Earnings per share:
  Basic                                          $  .22        $  .24        $  .23        $  .29
                                                 ======        ======        ======        ======

  Diluted                                        $  .21        $  .24        $  .23        $  .27
                                                 ======        ======        ======        ======


                                       52
